April 20, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Allstate Life Insurance Company
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-236836

Members of the Commission:

This Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 is being filed in order to convert from Form S-3 to Form S-1 the registration statement for the registered Market Value Adjusted (“MVA”) Interests offered under the combination variable/MVA annuity contracts offered under the registration statements filed under File Nos. 333-121687, 333-114560, 333-114561, 333-114562 and 333-102934 (the “Contracts”) and to provide the required disclosure concerning the MVA Interests in a prospectus separate from the prospectus for the variable interests under the Contracts. No material changes have been made in the disclosure with respect to the MVA Interests aside from changes needed to reflect the conversion of the registration of the offering of MVA Interests from Form S-3 to Form S-1. Additionally, we have made changes to this pre-effective amendment based on the Staff comment letter, dated April 6, 2020, to the initial Form S-1 filed on March 2, 2020 (SEC File No. 333-236836). Accordingly, we are requesting selective review of the referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 with respect to the disclosure required under Form S-1.

Please direct any questions or comments to me at 847-402-2759. Thank you.

Very truly yours,

/s/ Efie Vainikos
Efie Vainikos
Senior Counsel

Enclosure

cc:    Elizabeth Gioia
Prudential Financial